

New York Stock Exchange
11 Wall Street
New York, NY 10005

December 3, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following series of FIRST TRUST EXCHANGE-TRADED FUND VIII, under the Exchange Act of 1934:

- Common Shares of Beneficial Interest, $0.01 par value per share, of First Trust Active Factor Large Cap ETF

- Common Shares of Beneficial Interest, $0.01 par value per share, of First Trust Active Factor Mid Cap ETF

- Common Shares of Beneficial Interest, $0.01 par value per share, of First Trust Active Factor Small Cap ETF

Sincerely,